SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 21)

                           LSB INDUSTRIES, INC.
                             (Name of Issuer)

                       COMMON STOCK, PAR VALUE $.10
                      (Title of Class of Securities)

                               5021600-10-4
                              (CUSIP Number)

                              Jack E. Golsen
                           16 South Pennsylvania
                      Oklahoma City, Oklahoma  73107
                              (405) 235-4546
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               April 7, 1995
          (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of his Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent (5%) of such class. See Rule 13d-7.)

Note: Six (6) copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)   Names of Reporting Persons,                    Jack E. Golsen
      S.S. or I.R.S. Identification                  ###-##-####
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)    SEC Use Only


(4)   Source of Funds (See Instruc-                  Not applicable
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 USA
      zation

                        (7)   Sole Voting Power         284,361

Number of Shares        (8)   Shared Voting Power     2,787,406
Beneficially
Owned by Each           (9)   Sole Dispositive          284,361
Reporting Person              Power
With:
                        (10)  Shared Dispositive      2,787,406
                              Power

(11)  Aggregate Amount Beneficially                   3,071,767
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                         [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                         22.2%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          IN
      Instructions)

(1)   Names of Reporting Persons,                  Sylvia H. Golsen
      S.S. or I.R.S. Identification                ###-##-####
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)    SEC Use Only


(4)   Source of Funds (See Instruc-                  Not applicable
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 USA
      zation

                        (7)   Sole Voting Power               -

Number of Shares        (8)   Shared Voting Power     2,787,406
Beneficially
Owned by Each           (9)   Sole Dispositive                -
Reporting Person              Power
With:
                        (10)  Shared Dispositive      2,787,406
                              Power

(11)  Aggregate Amount Beneficially                   2,787,406
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                         [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                         20.5%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          IN
      Instructions)

(1)   Names of Reporting Persons,                  Golsen Petroleum
      S.S. or I.R.S. Identification                Corporation
      Nos. of Above Persons                        73-079-8005


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)    SEC Use Only


(4)   Source of Funds (See Instruc-                   PF
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 Oklahoma
      zation

                        (7)   Sole Voting Power               -

Number of Shares        (8)   Shared Voting Power     1,618,422
Beneficially
Owned by Each           (9)   Sole Dispositive                -
Reporting Person              Power
With:
                        (10)  Shared Dispositive      1,618,422
                              Power

(11)  Aggregate Amount Beneficially                   1,618,422
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                         11.9%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          CO
      Instructions)

(1)   Names of Reporting Persons,                  Barry H. Golsen
      S.S. or I.R.S. Identification                ###-##-####
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)    SEC Use Only


(4)   Source of Funds (See Instruc-                  Not applicable
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 USA
      zation

                        (7)   Sole Voting Power         252,526

Number of Shares        (8)   Shared Voting Power     1,781,822
Beneficially
Owned by Each           (9)   Sole Dispositive          252,526
Reporting Person              Power
With:
                        (10)  Shared Dispositive      1,781,822
                              Power

(11)  Aggregate Amount Beneficially                   2,034,348
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                         [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                         14.9%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          IN
      Instructions)

(1)   Names of Reporting Persons,                  Steven J. Golsen
      S.S. or I.R.S. Identification                ###-##-####
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)    SEC Use Only


(4)   Source of Funds (See Instruc-                  Not applicable
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 USA
      zation

                        (7)   Sole Voting Power         212,897

Number of Shares        (8)   Shared Voting Power     1,674,330
Beneficially
Owned by Each           (9)   Sole Dispositive          212,897
Reporting Person              Power
With:
                        (10)  Shared Dispositive      1,674,330
                              Power

(11)  Aggregate Amount Beneficially                   1,887,227
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                         [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                         13.8%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          IN
      Instructions)

(1)   Names of Reporting Persons,            Linda Golsen Rappaport
      S.S. or I.R.S. Identification          ###-##-####
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)    SEC Use Only


(4)   Source of Funds (See Instruc-                  Not applicable
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 USA
      zation

                        (7)   Sole Voting Power          82,552

Number of Shares        (8)   Shared Voting Power     1,781,882
Beneficially
Owned by Each           (9)   Sole Dispositive           82,552
Reporting Person              Power
With:
                        (10)  Shared Dispositive      1,781,882
                              Power

(11)  Aggregate Amount Beneficially                   1,864,434
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                         [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                         13.7%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          IN
      Instructions)

              This statement constitutes Amendment No. 21 to the Schedule 13D dated October 7, 1985, as amended (the "Schedule 13D"), relating to the common stock, par value $.10 a share ("Common Stock") of LSB Industries, Inc. (the "Company"). All terms not otherwise defined herein shall have the meanings ascribed in the Schedule 13D.

              This Schedule 13D is reporting matters with respect to the group consisting of Jack E. Golsen, Sylvia H. Golsen, Golsen Petroleum Corpor-ation ("GPC"), Barry H. Golsen, Steven J. Golsen and Linda Golsen Rappaport.

              This Amendment No. 21 to the Schedule 13D is being filed as a result of a change in the facts contained in Amendment 20 to the Schedule 13D, which change may be considered a material change in the facts set forth in Amendment 19 to the Schedule 13D. The change is due to the following:

      (i) Each of Jack E. Golsen, Barry H. Golsen, and Steven J. Golsen, obtaining the right to acquire within 60 days an additional 15,000, 3,000, and 3,000 shares, respectively, of Common Stock under certain Incentive Stock Options of the Company granted to these individuals.

      (ii)    On December 28, 1994, Sylvia H. Golsen made a bona fide gift of
              (i) 3,000 shares each to the separate trusts each established for the benefit of one of Barry H. Golsen, Steven J. Golsen, and Linda G. Rappaport, and (ii) an aggregate of 24,000 shares to other individuals and trusts who are not reporting persons.

      (iii) On April 7, 1995, a certain nonqualified stock option previously granted to Jack E. Golsen (the "NQSO") and under which Jack E. Golsen had the right to acquire 165,000 shares of Common Stock, was amended to provide a new vesting schedule. Pursuant to the new vesting schedule contained in the amended NQSO, Jack E. Golsen has the right to acquire 33,000 shares of Common Stock under the amended NQSO within 60 days, an additional 33,000 on each of June 1, 1996, and June 1, 1997, and the remaining 66,000 on June 1, 1998.

      (iv) On March 23 and 24, 1995, GPC purchased an aggregate 10,000 shares of the Company's $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2 ("Class C Preferred Stock"), at a purchase price of $32.50 per share. Each share of Class C Preferred Stock is convertible, at the option of the holder, into 4.329 shares of Common Stock at an exercise price of $11.55 per share.

      (v) In addition to the above, reference is made to Item 5(c) of this Amendment No. 21 for a discussion as to other transactions in the Company's Common Stock that were effected by certain reporting persons during the past sixty (60) days from the date of this Amendment No. 21.

Item 1.       Security and Issuer.

              Item 1 of this Schedule 13D is unchanged.

Item 2.       Identity and Background.

              Item 2 of this Schedule 13D is unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

        On December 28, 1994, Sylvia H. Golsen made a bona fide gift of
        (i) 3,000 shares to three separate trusts, each established for the benefit of one of Barry H. Golsen, Steven J. Golsen, and Linda G. Rappaport, and (ii) an aggregate of 24,000 shares to other individuals and trusts who are not reporting persons.

        On March 23 and 24, 1995, GPC purchased an aggregate 10,000 shares of the Company's $3.25 Convertible Exchangeable Class "C" Preferred Stock, Series 2, at a purchase price of $32.50 per share, for an aggregate purchase price of $325,000.00, (i) utilizing margin accounts held by GPC and Jack E. Golsen at National Financial Services Corporation, and (ii) $125,000.00 of GPC's own funds.

        In addition to the above, reference is made to Item 5(c) of this Amendment No. 21 for a discussion as to other transactions in the Company's Common Stock that were affected by certain reporting persons during the past 60 days from the date of this Amendment No. 21.

Item 4. Purpose of Transaction.

        Item 4 of this Schedule 13D is unchanged.

Item 5. Interest in Securities of the Issuer.

        (a) The following table sets forth the aggregate number and percentage of the class of Common Stock of the Company identified pursuant to Item 1 beneficially owned by each person named in Item 2:

         Person                    Amount                Percent(9)
         ______                    _______               _______

     Jack E. Golsen            3,071,767(1)(2)(6)          22.2%

     Sylvia H. Golsen        2,787,406(1)(6)(7)            20.5%

     GPC                           1,618,422(1)            11.9%

     Barry H. Golsen         2,034,408(1)(3)(6)            14.9%

     Steven J. Golsen          1,887,227(1)(4)(6)          13.8%

     Linda Golsen Rappaport       1,864,434(1)(5)(6)       13.7%

  ____________________

  (1) The amount shown includes 1,618,422 shares of Common Stock beneficially owned by GPC, which includes (i) 533,333 shares that GPC has the right to acquire upon the conversion of 16,000 shares of the Company's Series B 12% Cumulative Convertible Preferred Stock ("Series B Preferred Stock") owned of record by GPC, with each share of Series B Preferred Stock being convertible into 33.3333 shares of Common Stock, and (ii) 43,290 shares that GPC has the right to acquire upon conversion of 10,000 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2 ("Class C Preferred Stock") owned of record by GPC, with each share of Class C Preferred Stock being convertible into 4.329 shares of Common Stock. The relation-ship between Jack E. Golsen, Sylvia H. Golsen, Barry H. Golsen, Steven J. Golsen, Linda Golsen Rappaport and GPC is described in more detail in paragraph (b) of this Item 5.

  (2) The amount shown includes (a) 4,000 shares of Common Stock upon conversion of a promissory note, (b) 133,333 shares of Common Stock upon the conversion of 4,000 shares of the Series B Preferred Stock owned of record by J. Golsen, (c) 1,168,984 shares of Common Stock owned of record by Sylvia H. Golsen, wife of Jack E. Golsen, (d) 33,000 shares of Common Stock Jack
        E. Golsen may acquire upon exercise of a Non-Qualified Stock Option, and (e) 25,000 shares of Common Stock Jack E. Golsen may acquire upon exercise of incentive stock options of the Company.

  (3) The amount shown does not include (a) 533 shares of Common Stock that Barry Golsen's wife owns, in which Barry Golsen disclaims beneficial ownership, and (b) 65,840 shares of Common Stock owned of record by the Barry H. Golsen 1992 Trust, of which Barry H. Golsen is the primary beneficiary, but of which Barry H. Golsen has no voting or dispositive control. Such amount does include (x) 27,954 shares of Common Stock owned of record by each of the Amy G. Rappaport Trust No. J-1 and Joshua
        B. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee, (y) 26,888 shares of Common Stock owned of record by each of the Adam Z. Golsen Trust No. J-1, Stacy L. Rappaport Trust No. J-1, Lori R. Rappaport Trust No. J-1 and Michelle L. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee, and (z) 17,000 shares of Common Stock which Barry H. Golsen may acquire upon exercise of incentive stock options of the Company.

  (4) The amount shown does not include 65,840 shares of Common Stock owned of record by the Steven J. Golsen 1992 Trust, of which Steven J. Golsen is the primary beneficiary, but of which Steven J. Golsen has no voting or dispositive control. Such amount does include (a) 27,954 shares of Common Stock owned of record by the Amy G. Rappaport Trust No. J-1, of which Steven
        J. Golsen is a Co-Trustee, (b) 27,954 shares of Common Stock owned of record by the Joshua B. Golsen Trust No. J-1, of which Steven J. Golsen is a Co-Trustee, and (c) 17,000 shares of Common Stock which Steven J. Golsen may acquire upon exercise of incentive stock options of the Company.

  (5) The amount shown does not include 113,260 shares of Common Stock that Mrs. Rappaport's husband owns and 17,000 shares which Mr. Rappaport may acquire upon exercise of incentive stock options of the Company, all of which Mrs. Rappaport disclaims beneficial ownership. The amount shown does not include 65,840 shares of Common Stock owned of record by the Linda F. Rappaport 1992 Trust, of which Linda F. Rappaport is the primary beneficiary, but of which Linda F. Rappaport has no voting or dispositive control. Such amount does include (a) 27,954 shares of Common Stock owned of record by each of the Amy G. Rappaport Trust No. J-1 and Joshua B. Golsen Trust No. J-1 of which Linda F. Rappaport is a Co-Trustee, (b) 26,888 shares of Common Stock owned of record by each of the Adam Z. Golsen Trust No. J-1, Stacy L. Rappaport Trust No. J-1, Lori R. Rappaport Trust No. J-1 and Michelle L. Golsen Trust No. J-1 of which Linda F. Rappaport is a Co-Trustee.

  (6) Jack E. Golsen and Sylvia H. Golsen each disclaims beneficial ownership of (a) the shares of Common Stock owned of record by Barry H. Golsen, the shares of Common Stock that Barry H. Golsen has the right to acquire under the Company's incentive stock options, and the shares of Common Stock considered beneficially owned by Barry H. Golsen as a result of his position as trustee of certain trusts, (b) the shares of Common Stock owned of record by Steven J. Golsen, the shares of Common Stock that Steven J. Golsen has the right to acquire under the Company's incentive stock options, and the shares of Common Stock considered beneficially owned by Steven J. Golsen as a result of his position as trustee of certain trusts, and (c) the shares of Common Stock owned of record by Linda Golsen Rappaport, and the shares of Common Stock considered beneficially owned by Linda Golsen Rappaport as a result of her position as a trustee of certain trusts. Barry H. Golsen, Steven J. Golsen and Linda Golsen Rappaport disclaim beneficial ownership of the shares of Common Stock of the Company beneficially owned by Jack E. Golsen and Sylvia H. Golsen, except for shares beneficially owned by GPC.

  (7) The amount shown does not include, and Sylvia H. Golsen disclaims beneficial ownership of (a) the 89,028 shares of Common Stock owned of record by Jack E. Golsen, (b) the 4,000 shares of Common Stock that Jack E. Golsen has the right to acquire upon the conversion of a promissory note, (c) the 33,000 shares of Common Stock that Jack E. Golsen may acquire upon exercise of a Nonqualified Stock Option, (d) the 133,333 shares of Common Stock which Jack E. Golsen has the right to acquire upon conversion of the 4,000 shares of Series B Preferred Stock owned of record by him, and (e) the 25,000 shares of Common Stock that Jack E. Golsen may acquire upon exercise of incentive stock options of the Company.

  (8) Shares of Common Stock of the Company not outstanding, but which may be acquired by a reporting person during the next sixty (60) days under options, warrants, rights or conversion privileges, are considered to be outstanding only for the purpose of computing the percentage of the class for such reporting person, but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

        (b) The following table sets forth, for each person and entity identified under paragraph (a), the number of shares of Common Stock as to which the person and entity has (1) the sole power to vote or direct the voting, (2) shared power to vote or direct the voting, (3) the sole power to dispose or to direct the disposition, or (4) shared power to dispose or to direct the disposition:

                                Sole Voting and         Shared Voting
                                    Power of            and Power of
  Person or Entity                Disposition            Disposition

  Jack E. Golsen                 284,361(1)(5)          2,787,406(2)(3)

  Sylvia H. Golsen                   None               2,787,406(2)(11)

  GPC                                None               1,618,422(4)

  Barry H. Golsen                252,526(5)(6)          1,781,822(2)(7)

  Steven J. Golsen               212,897(5)(8)          1,674,330(2)(9)

  Linda Golsen Rappaport           82,552(5)            1,781,882(2)(10)

  ____________________

  (1) The amount shown includes (a) 4,000 shares of Common Stock that Jack E. Golsen has the right to acquire upon conversion of a promissory note, (b) 133,333 shares of Common Stock that J. Golsen has the right to acquire upon the conversion of 4,000 shares of the Series B Preferred Stock owned of record by him,
        (c) 33,000 shares of Common Stock that J. Golsen has the right to acquire under a Non-Qualified Stock Option, and (d) 25,000 shares of Common Stock which Jack E. Golsen may acquire upon exercise of incentive stock options.

  (2)   See footnote (1) of (a) of this Item 5.

  (3) The amount shown includes 1,168,984 shares of Common Stock owned of record by Sylvia H. Golsen, the wife of Jack E.
        Golsen.

  (4)   See footnote (1) of (a) of this Item 5.

  (5)   See Footnote (6) under paragraph (a) of this Item 5.

  (6) The amount shown includes 17,000 shares of Common Stock which Barry Golsen may acquire upon exercise of incentive stock options of the Company.

  (7) The amount shown does not include 65,840 shares of Common Stock owned of record by the Barry H. Golsen 1992 Trust, of which Barry H. Golsen has no voting or dispositive power and 533 shares of Common Stock that Barry Golsen's wife owns in which Barry Golsen disclaims beneficial ownership. Heidi Brown Shear is the Trustee of such trust. Such amount does include (a) 27,954 shares of Common Stock owned of record by each of the Amy G. Rappaport Trust No. J-1 and Joshua B. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee, and (b) 26,888 shares of Common Stock owned of record by each of the Adam Z. Golsen Trust No. J-1, Stacy L. Rappaport Trust No. J-1, Lori R. Rappaport Trust No. J-1 and Michelle L. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee.

  (8) The amount shown includes 17,000 shares which Steven J. Golsen may acquire upon exercise of incentive stock options of the Company.

  (9) The amount shown does not include 65,840 shares of Common Stock owned of record by the Steven J. Golsen 1992 Trust, of which Steven J. Golsen has no voting or dispositive power. Heidi Brown Shear is the Trustee of the trust. Such amount includes
        (a) 27,954 shares of Common Stock owned of record by the Amy G. Rappaport Trust No. J-1, of which Steven J. Golsen is a Co-Trustee, and (b) 27,954 shares of Common Stock owned of record by the Joshua B. Golsen Trust No. J-1, of which Steven
        J. Golsen is a Co-Trustee.

  (10)  See footnote (5) under paragraph (a) of this Item 5.

  (11)  See footnotes (6) and (7) under paragraph (a) of this Item 5.

        GPC is wholly owned by Sylvia H. Golsen (wife of Jack E. Golsen and 40% owner), Barry H. Golsen (20% owner), Steven J. Golsen (20% owner) and Linda Golsen Rappaport (20% owner). Barry H. Golsen, Steven
  J. Golsen and Linda Golsen Rappaport are the children of Jack E. Golsen and Sylvia H. Golsen. The directors and executive officers of GPC are Jack E. Golsen, Sylvia H. Golsen, Barry H. Golsen, Steven J. Golsen and Linda Golsen Rappaport.

        (c) During the past sixty (60) days from the date of this Amendment, the following transactions were effected in the Common Stock by a reporting person named in response to Paragraph (a) of this Item 5:

                Each of Jack E. Golsen, Barry H. Golsen, and Steven J. Golsen, obtained the right to acquire within 60 days an additional 15,000, 3,000, and 3,000 shares, respectively, of Common Stock under certain Incentive Stock Options of the
        Company granted to these individuals.

                On December 28, 1994, Sylvia H. Golsen made a bona fide gift of (i) 3,000 shares each to the three trusts each established for the benefit of one of Barry H. Golsen, Steven J. Golsen, and Linda G. Rappaport, and (ii) an aggregate of 24,000 shares to other individuals and trusts who are not reporting persons.

                On April 7, 1995, a certain nonqualified stock option previously granted to Jack E. Golsen (the "NQSO") and under which Jack E. Golsen previously had the right to immediately acquire 165,000 shares of Common Stock, was amended to provide a new vesting schedule. Pursuant to the new vesting schedule contained in the amended NQSO, the amended NQSO covering 165,000 shares vests and becomes exercisable as to 20% on June 1, 1995, an additional 20% on each of June 1, 1996, and June 1, 1997, and the remaining 40% on June 1, 1998. As of the date of this Amendment No. 21, Jack E. Golsen has the right to acquire within 60 days 20% or 33,000 shares under the amended NQSO.

                On March 23 and 24, 1995, GPC purchased an aggregate 10,000 shares of the Company's $3.25 Convertible Exchangeable Class
        "C" Preferred Stock, Series 2, at a purchase price of $32.50 per share, for an aggregate purchase price of $325,000.00, (i) utilizing margin accounts held by GPC and Jack E. Golsen at National Financial Services Corporation, and (ii) $125,000.00 of GPC's own funds.

                Under the Customer's Agreement with Stifel, Nicolaus & Company, Incorporated ("Stifel"), dated March 29, 1995, Sylvia
        H. Golsen has granted Stifel a security interest in 200,000 shares of Common Stock. Under the Customer's Agreement, Stifel may lend and repledge all such securities, from time to time, and in the event the margin account may not meet Stifel's requirements and Sylvia H. Golsen does not otherwise satisfy such requirements, Stifel may close out the margin account by selling such shares.

                On December 5, 1994, Sylvia H. Golsen pledged 130,000 shares of Common Stock owned by her to CityBank & Trust Company,
        Oklahoma City, Oklahoma, to secure repayment of a certain loan made to GPC on such date. In addition to standard default and similar provisions contained in the Commercial Pledge
        Agreement, CityBank retains the right to collect income paid in connection with the collateral (including dividends) prior to a default.

        (d)     See Item 6, below.

        (e)     Not applicable.

Item 6. Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Issuer.

        Item 6 of the Schedule 13D is unchanged except as amended hereunder:

        Under the Customer's Agreement with Stifel, Nicolaus & Company, Incorporated ("Stifel"), dated March 29, 1995, Sylvia H. Golsen has granted Stifel a security interest in 200,000 shares of Common Stock. Under the Customer's Agreement, Stifel may lend and repledge all such securities, from time to time, and in the event the margin account may not meet Stifel's requirements and Sylvia H. Golsen does not otherwise satisfy such requirements, Stifel may close out the margin account by selling such shares.

        On December 5, 1994, Sylvia H. Golsen pledged 130,000 shares of Common Stock owned by her to CityBank & Trust Company, Oklahoma City, Oklahoma, to secure repayment of a certain loan made to GPC on such date. In addition to standard default and similar provisions contained in the Commercial Pledge Agreement, CityBank retains the right to collect income paid in connection with the collateral (including dividends) prior to a default.

        On April 7, 1995, a certain nonqualified stock option previously granted to Jack E. Golsen (the "NQSO") and under which Jack
  E. Golsen previously had the right to immediately acquire 165,000 shares of Common Stock, was amended to provide a new vesting schedule.
  Pursuant to the new vesting schedule contained in the amended NQSO, the amended NQSO covering 165,000 shares vests and becomes exercisable as to 20% on June 1, 1995, an additional 20% on each of June 1, 1996, and
  June 1, 1997, and the remaining 40% on June 1, 1998. As of the date of this Amendment No. 21, Jack E. Golsen has the right to acquire within 60 days 20% or 33,000 shares under the amended NQSO.

        Under the Margin Account Agreement with National Financial Services Corporation ("NFSC"), dated September 9, 1994, GPC has granted NFSC a security interest in 60,600 shares of Common Stock. Under the Margin Account Agreement, NFSC may lend and repledge all such securities, from time to time, in the event the margin account may not meet NFSC's requirements and GPC does not otherwise satisfy such requirements, NFSC may close out the margin account by selling such shares. Jack E. Golsen has granted NFSC a security interest in 60,000 shares of Common Stock, under a Margin Account Agreement with NFSC, dated September 9, 1995, providing substantially the same terms and conditions as set forth above.


Item 7. Materials to be Filed as Exhibits.

1. Client's Agreement between Jack E. Golsen and Paine Webber, Inc., is filed as Exhibit 1 to Amendment No. 5 to the Schedule 13D and is incorporated herein by reference.

2. Powers of Attorney executed by Barry H. Golsen, Steven J. Golsen, and Linda Golsen Rappaport are filed as Exhibit 6 to Amendment No. 3 to the
        Schedule 13D and are incorporated herein by reference.

3. Agreement of the reporting persons as to joint filing of this Schedule 13D, is filed as Exhibit 7 to Amendment No. 3 to the Schedule No. 13D and is incorporated herein by reference.

4.      Convertible Note between the Company and Jack E. Golsen filed as Exhibit
        (a) to the original Schedule 13D and is incorporated herein by reference.

5. Issuer's Proxy Statement dated July 14, 1986 setting forth the terms of the Company's Series B 12% Cumulative Convertible Preferred Stock is filed as Exhibit 1 to Amendment No. 1 to the Schedule 13D and is incorporated herein by reference.

6. Non-Non-Qualified Stock Option Agreement, dated June 1, 1989, between the Company and Jack E. Golsen, is filed as Exhibit 12 to Amendment No. 8 to the Schedule 13D and is incorporated herein by reference.

7. Stacy L. Rappaport Trust No. J-1, is filed as Exhibit 14 to Amendment No. 13 to the Schedule 13D and is incorporated herein by reference. The Joshua B. Golsen Trust No. J-1, Adam Z. Golsen Trust No. J-1, Amy G. Rappaport Trust No. J-1, Lori R. Rappaport Trust No. J-1 and Michelle L. Golsen Trust No. J-1 are substantially similar to the Stacy L. Rappaport Trust No. J-1, except for the names of the trustees, and copies of the same will be supplied to the Commission upon request.

8. Barry H. Golsen 1992 Trust is filed as Exhibit 15 to Amendment No. 16 to the Schedule 13D and is incorporated herein by reference. The Steven J. Golsen 1992 Trust and Linda F. Rappaport 1992 Trust are substantially similar to the Barry H. Golsen 1992 Trust, and copies of the same will be supplied to the Commission upon request.

9. Agreement of Sylvia H. Golsen as to joint filing of this Schedule 13D is filed as Exhibit 15 to Amendment No. 18 and is incorporated herein by reference.

10. Customer's Agreement between Sylvia H. Golsen and Janney Montgomery Scott Inc., dated August 13, 1993, is filed as Exhibit 12 to Amendment No. 19 and is incorporated herein by reference.

11. Commercial Pledge Agreement, dated August 23, 1994, between CityBank & Trust and Jack E. Golsen is filed as Exhibit 11 to Amendment No. 20 and is incorporated herein by reference.

12. Commercial Pledge Agreement, dated December 5, 1994, between CityBank & Trust and Sylvia H. Golsen.

13. Customer's Agreement between Sylvia H. Golsen and Stifel, Nicolaus & Company, Incorporated, dated March 29, 1995.

14. First Amendment to Non-Qualified Stock Option Agreement, dated March 2, 1994, and Second Amendment to Stock Option Agreement, dated April 3, 1995, each between the Company and Jack E. Golsen.

15. Margin Account Agreement, dated September 9, 1994, between National Financial Services Corporation ("NFSC") and Golsen Petroleum Corporation. The Margin Account Agreement, dated September 9, 1994, between NFSC and Jack E. Golsen is substantially similar to the foregoing Margin Account Agreement, and a copy of the same will be supplied to the Commission upon request.



                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  April 12, 1995.



                                 /s/ Jack E. Golsen
                                   Jack E. Golsen

                                GOLSEN PETROLEUM CORPORATION



                                By /s/ Jack E. Golsen
                                  ------------------------
                                  Jack E. Golsen, President



                                 /s/ Barry H. Golsen        *
                                  -------------------------
                                  Barry H. Golsen


                                 /s/ Steven J. Golsen       *
                                ----------------------------
                                 Steven J. Golsen


                                 /s/ Linda Golsen Rappaport *
                                 ---------------------------
                                 Linda Golsen Rappaport


                                *Executed by Jack E. Golsen pursuant to
                                Power of Attorney


                                 /s/ Jack E. Golsen
                                -----------------------------
                                Jack E. Golsen



                                 /s/ Sylvia H. Golsen
                                ------------------------------
                                Sylvia H. Golsen

sec\13d\49513d.wpe